NO ACT

PE 12-22-08



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





09035325

Received SEC

FEB 18 2009

Washington, DC 20549

February 18, 2009

Christopher R. Johnson
Miles & Stockbridge P.C.
10 Light Street
Baltimore, MD 21202-1487

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-18-09

Re: The Black & Decker Corporation
Incoming letter dated December 22, 2008

Dear Mr. Johnson:

This is in response to your letter dated December 22, 2008 concerning the shareholder proposal submitted to Black & Decker by the Massachusetts Laborers' Pension Fund. We also have received a letter from the proponent dated February 5, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Thomas P. V. Masiello
Executive Director
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
Burlington, MA 01803-0900

February 18, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Black & Decker Corporation
Incoming letter dated December 22, 2008

The proposal requests that the board of directors initiate the appropriate process to amend Black & Decker's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including features specified in the proposal.

There appears to be some basis for your view that Black & Decker may exclude the proposal under rule 14a-8(i)(7), as relating to Black & Decker's ordinary business operations (i.e., the termination, hiring or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Black & Decker omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

February 5, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Black & Decker's Request for No-Action Advice Concerning the Massachusetts Laborers' Pension Funds' Shareholder Proposal

Dear Sir or Madam:

The Massachusetts Laborers' Pension Fund ("Fund") hereby submits this letter in reply to Black & Decker's ("Black and Decker" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Matter of Succession Planning is Not a Matter of Ordinary Business and thus the Company Fails to Satisfy its Burden under Rule 14a-8(i)(7).

The Company's exclusive basis for arguing that the Proposal may be excluded is its contention that the Proposal pertains to matters of Black & Decker's ordinary business operations. The Company's argument misconstrues the ordinary business exclusion and should be rejected.

The Company notes that

> The 1998 Release also identifies the following two central considerations for the ordinary business exclusion: (1) 'certain tasks are so fundamental to the day-to-operation (*sic*) of a business that they could be subject to direct shareholder oversight. And (2) certain are too complex in nature to be "micromanaged" by shareholders, who as a group, are not in a position to make an informed judgment .

Succession planning is not fundamental to management's ability to run the company

The first prong of the ordinary business analysis requires determining whether the Fund's proposal relates to a subject fundamental to ***management's*** ability to run the company on a day-to-day basis. The Proposal does not; it relates to a core function of the board of directors, as the Company recognizes.

Succession planning is a function of the board of directors. The Company notes:

> It is important to mention that succession planning, including CEO succession, is a required function of Black & Decker's board of directors included in its Corporate Governance Policies and Procedures Statement, which is publically available on Black & Decker's website.

The essence of the Proposal is the Fund's request

> [T]hat the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including . . .
>
> - The Board of Directors will review the plan annually;
> - The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use formal assessment process to evaluate candidates;
> - The Board will identify and develop internal candidates;
> - The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
> - The Board will annually produce a report on its succession plan to shareholders.

For the Company to prevail in its request for no-action relief, the Staff would have to conclude that succession planning is effectively a management function. Yet it is difficult to conceive of an issue less within management's exclusive purview than succession planning. Shareholders elect directors to oversee management and the company and protect shareholders' interests.

Perhaps the most important duty directors have is to select proper management. Certainly shareholders have the right to request that the board inform shareholders of the manner in which it is fulfilling one of its key functions, that of succession planning. This is evidenced, in part, by the fact that fifteen companies have recently adopted this succession planning proposal, including Advanced Auto Parts, Altria, Cheesecake Factory, Krispy Kreme, Limited Brands, Robert Half International, and Tim Hortons.

We also note that the Staff has consistently and appropriately ruled that shareholders have the right to submit shareholder proposals related to the compensation of senior executives. By the same token, we submit that shareholders should have the right to submit proposals concerning the Board's succession plans for senior executives.

Our Proposal is not an inappropriate attempt to micro-manage the Company.

The second prong of the ordinary business exclusion requires a persuasive demonstration by the Company that the Proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Proposal does not do so. Rather, it requests in a straight-forward and reasoned fashion that the Board of Directors amend its corporate governance principles by adopting a written and detailed succession planning policy and then provide disclosure to shareholders.

The Proposal does not seek to control or even influence the Company's succession planning beyond requesting that the Board consider certain best practices and then report to shareholders. Such is precisely the purpose of shareholder proposals and the Company should not be allowed to avoid placing the matter before them. Given the critically-important nature of succession planning, shareholders deserve no less. The Proposal appropriately addresses the Board's role in succession planning and for this reason the Company's request for no-action relief should be denied.

For all these reasons we believe the company has failed to satisfy its burdens of persuasion under Rules 14a-8(i)(7) and its request for no-action relief should be denied. Should the Staff have any further questions, please contact Ms. Jennifer O'Dell at (202) 942-2359 or via email at jodell@liuna.org.

Very truly yours,



Thomas P. V. Masiello
Executive Director

TPVM/gdo

cc: Jennifer O'Dell

MILES & STOCKBRIDGE P.C.

Christopher R. Johnson
410-385-3532
cjohnson@milesstockbridge.com

December 22, 2008

Via E-mail(shareholderproposals@sec.gov)
and Federal Express
Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Black & Decker Corporation

Ladies and Gentlemen:

On behalf of The Black & Decker Corporation, a Maryland corporation ("Black & Decker"), we are hereby submitting this letter to you pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. Black & Decker has received a shareholder proposal and supporting statement (the "Proposal") from Massachusetts Laborers' Pension Fund ("MLPF") for inclusion in the proxy materials that Black & Decker intends to distribute in connection with its 2009 annual meeting of stockholders (the "2009 Proxy Materials"). A copy of the Proposal is attached as Exhibit A.

Black & Decker intends to omit the Proposal from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to Black & Decker's ordinary business operations. We hereby respectfully request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission confirm that it will not recommend any enforcement action to the Commission if Black & Decker omits the Proposal from the 2009 Proxy Materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six (6) copies of this letter and the accompanying attachment. A copy of this letter is also being sent to the Proponent as notification of Black & Decker's intent to omit the Proposal from the 2009 Proxy Materials. This letter is being filed with the Commission no later than 80 calendar days before Black & Decker files its definitive 2009 Proxy Materials.

The Proposal

On November 5, 2008, Black & Decker received a letter from MLPF containing the Proposal as follows:

> **Resolved**: That the shareholders of Black & Decker, Inc. *[sic]* ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:
>
> - The Board of Director will review the plan annually;
> - The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
> - The Board will identify and develop internal candidates;
> - The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
> - The Board will annually produce a report on its succession plan to shareholders.

We believe that the Proposal may be properly omitted from the 2009 Proxy Materials under Rules 14a-8(i)(7).

Basis for Excluding the Proposal from the 2009 Proxy Materials

MLPF and its affiliates have submitted to other reporting companies proposals identical or substantially identical (with minor immaterial wording changes) to the Proposal. The Staff has issued the following no-action letters, on grounds identical to the grounds set forth in this letter, with respect to those proposals: *Toll Brothers, Inc.* (Jan. 2, 2008), *Bank of America Corporation* (Jan. 4, 2008), *Merrill Lynch & Co., Inc.* (Feb. 12, 2008), *Verizon Communications, Inc.* (Feb. 12, 2008), and most recently *Whole Foods Market, Inc. (Nov. 25, 2008)* (collectively, the "Prior No-Action Letters"). As such, we believe that the Staff has clearly found that this Proposal may be properly omitted from a company's proxy materials on the basis of Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if "the proposal deals with a matter relating to the company's ordinary business operations." The Commission's release accompanying the 1998 amendments to Rule 14a-8 states that "[t]he generally underlying policy of [the ordinary business] exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at any annual shareholders meeting." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40,018 (May 21, 1998) (the "1998 Release"). The 1998 Release also identifies the following two central considerations for the ordinary business exclusion: (1) certain tasks are so fundamental to the day-to-operation of a business that they could not be subject to shareholder oversight; and (2) certain matters are too complex in nature to be "micro-managed" by shareholders who, as a group, are not in a position to make an informed judgment. *See id.* The 1998 Release further states that examples of the first consideration include "management of the workforce, such as the *hiring, promotion, and termination* of employees" and the second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods of implementing complex policies." *Id.* (emphasis added). As discussed in the Prior No-Action Letters, these considerations are central to the issues raised by the Proposal and on their face constitute grounds for omission of the Proposal from the 2009 Proxy Materials.

By its very nature, a company's succession plan directly involves the management of its workforce and, in particular, the hiring, promotion, and termination of its executives. *See* Prior No-Action Letters; *see also Wilshire Enterprises, Inc.* (Mar. 27, 2008) (omission of shareholder proposal for the replacement of the CEO was permitted); *Willow Financial Bancorp, Inc.* (Aug. 16, 2007); and *The Boeing Company* (Feb. 10, 2005). These decisions turn on subtle and complex considerations beyond the role or involvement of the stockholders. Furthermore, public disclosure of such information as contemplated by the Proposal would likely cause immeasurable conflicts and morale problems within Black & Decker, as those candidates not chosen for succession may, among other things, (a) seek professional advancement by leaving to work for a competitor, (b) feel decreased loyalty to Black & Decker because they have been "passed-over," or (c) have decreased incentive to work with or for peers who have been selected for succession ahead of them. Recruitment of executives also would be impaired.

The Proposal requests that Black & Decker develop criteria for the CEO position that reflects Black & Decker's "business strategy." Not only are such criteria likely to change from time to time, and in some cases within a short period of time, but establishing criteria tied to Black & Decker's business strategy and releasing such information to the public would put Black & Decker in the position of disclosing sensitive business information to competitors. Not only would competitors gain an advantage over Black & Decker by learning of Black & Decker's business strategy, but they may also attempt to solicit certain executives who are critical to this strategy away from Black & Decker, thus putting the entire succession plan at risk and causing significant disruption to Black & Decker's business strategy.

The Proposal also calls for Black & Decker to identify and develop internal candidates for the succession plan. Although Black & Decker has a long history of internally developing extremely talented individuals as part of its executive succession, the company should not be foreclosed from targeting external candidates as well. Black & Decker's board of directors has a fiduciary duty to its stockholders that cannot be micro-managed or constrained in the manner described in the Proposal. An outstanding external candidate might be presented on short notice to the board of directors, and the board must have the flexibility to consider that candidate.

The issues raised by the Proposal are so fundamental to the day-to-day operation of Black & Decker that they could not be subject to shareholder oversight. While not essential to the analysis under Rule 14a-8(i)(7), it is important to mention that succession planning, including CEO succession, is a required function of Black & Decker's board of directors included in its Corporate Governance Policies and Procedures Statement, which is publicly available on Black & Decker's website. Accordingly, the Proposal does not attempt to address an existing void in Black & Decker's corporate governance policies. Rather, the requirements of the Proposal would have the effect of micro-managing certain of the key and most complex affairs of Black & Decker in a manner that is clearly beyond the stockholders' role. Therefore, we believe that it is appropriate for Black & Decker to omit the Proposal from the 2009 Proxy Materials.

Conclusion

For the foregoing reasons, and for the reasons set forth in the Prior No-Action Letters, we believe that the Proposal may be properly omitted from the 2009 Proxy Materials and request that the Staff confirm that it will not recommend to the Commission any enforcement action against Black & Decker as a result of such omission.

Should you have any questions or require additional information, please contact me at the number above. Please confirm receipt of this letter by date-stamping the enclosed copy and returning it in the enclosed self-address, postage pre-paid envelope.

Very truly yours,



Christopher R. Johnson

Attachment

cc: Thomas P. V. Maseillo, Massachusetts Laborers' Pension Fund
Charles E. Fenton, Esq., The Black & Decker Corporation
Natalie A. Shields, The Black & Decker Corporation

Exhibit A

Proposal

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 5, 2008

Via Facsimile
410-716-3318

Ms. Barbara Lucas
SVP, Public Affairs and Corporate Secretary
Black & Decker Corporation
701 East Joppa Road
Towson, MD 21286

Dear Ms. Lucas:

On behalf of the Massachusetts Laborers Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Black & Decker Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 330 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell to the following address: Laborers' International Union of North America, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Thomas P. V. Masiello
Executive Director

TPVM/gdo
Enclosure

cc: Ms. Jennifer O'Dell

Resolved: That the shareholders of Black & Decker, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006)*. The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.